

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 16, 2007

By Facsimile and U.S. Mail

Mr. Hussein Charanek
Chief Executive Officer
Source Petroleum Inc.
Suite 620, 304 - 8th Avenue, S.W.
Calgary, Alberta T2P 1C1 Canada

> **Re:** **Source Petroleum Inc.**
> **Form 10-QSB/A for the Quarterly Period Ended September 30, 2006**
> **Filed December 13, 2006**
> **Form 8-K Filed on October 24, 2006**
> **Response Letter Dated February 1, 2007**
> **Response Letter Dated March 23, 2007**
> **File No. 000-51241**

Dear Mr. Charanek:

        We reviewed your responses to our prior comments on the above referenced filing as set forth in your letter dated March 23, 2007 and have the following additional comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB/A for the Quarterly Period Ended September 30, 2006

1.   In light of the revisions made in recording finder fees, please disclose the correction of the error for the periods ended September 30, 2006 in accordance with SFAS 154, as applicable. In each instance, label the applicable financial statements "as restated."

2.   When preparing your amended filings for the periods ended September 31, 2006, please include an additional footnote that explains the revisions to your financial

statements. This footnote should include the information as previously filed and the revised amounts.   Refer to paragraph 26 of FAS 154.

General

3.   As previously communicated in our prior correspondence, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief